October 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Avenue Therapeutics, Inc.

Registration Statement on Form S-1 (Reg. No. 333-274562)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

As the underwriter of the proposed offering of Avenue Therapeutics, Inc. (the “Company”), we hereby withdraw our prior letter to join the acceleration request of the Company dated October 24, 2023 for the above-referenced Registration Statement.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
	Name:	Clifford A. Teller
	Title:	Co-President